Mail Stop 6010

August 31, 2006

Barry D. Zyskind
Chief Executive Officer and President
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, New York 10038

      Re: **AmTrust Financial Services, Inc.**
              Registration Statement on Form S-1, Amendment 2
              Filed August 25, 2006
              File No. 333-134960

Dear Mr. Zyskind:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies, page 43

1.   Refer to your response to comment three. Your response indicates that you revised the disclosure to clarify that certain estimates are not uncertain or susceptible to change. We were not able to find a discussion of this in the pages

referenced in your response. Please revise your disclosure to include this
discussion or identify to us specifically where the changes were made. For those
policies such as "premiums, earned but unbilled premiums, and deferred
acquisition costs" that you did identify as subjective, please provide a discussion
of the key drivers of these amounts, how accurate these estimates have been in the
past, and a sensitivity analysis of the impact that a reasonably likely change to
those drivers would have on your financial statements.

Reserve for Loss and Loss Adjustment Expenses, page 43

2.   Refer to your response to comment four. Please revise your discussion here
       related to the loss development factors to include a more detailed discussion of
       how you arrive at these amounts that you then apply to your calculations such as
       how you weight the industry factors to your actual factors and whether this is
       consistent across all lines. Include any consideration given to these other
       supporting assumptions such as the "frequency of claims, severity of claims,
       claims closure rates or other relevant considerations" that may cause you to
       reconsider your loss development factors. Also revise your disclosure to clarify
       that the "hypothetical 5%" increase in frequency and severity disclosed in the last
       paragraph on page 43 actually represents a reasonably likely change to your loss
       and loss expense adjustment reserve based on your experience.

Results of Operations, page 44

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31,
2005, page 44

Loss and Loss Adjustment Expenses – Small Business Workers' Compensation, page 47

3.   Please refer to your response in response to our prior comment number five. We
       understand that you use the loss development factors to calculate your reserves,
       but it appears that other assumptions may affect these loss development factors as
       well. It is the changes to these factors that appear to ultimately influence the loss
       development and cause it to differ from what you originally recorded. Please
       revise your discussion to address the underlying factors that caused your amounts
       to differ from the industry assumptions you originally selected.

Loss and Loss Adjustment Expenses – Specialty Risk and Extended Warranty, page 47

4.   You state that "claims activity was greater than initially estimated." Please
       quantify in your disclosure the metrics used in making this statement. For
       example, consider disclosing the actual amount of claims received for all periods
       presented to allow a better understanding of the volumes of claims received.

Business, page 64

Workers' Compensation Segment, page 86

5.   Please refer to your response to comment number eight. Please explain to us the underlying assumptions that caused the company to determine that a more conservative loss development factor was required related to the business for which it assumed processing from the third party administrator. To the extent possible quantify the most significant of these underlying factors that support your loss development factors chosen. Where actual amounts have differed from your assumptions that resulted in changing your loss development factor, discuss these differences and why there was no need to change this underlying assumption.

Specialty Risk and Extended Warranty, page 89

6.   Please refer to your response to our prior comment number ten. Based on your revised disclosure, it appears that several estimates are generated under the average claim cost method and the loss ratio method. Please revise your disclosure to include the high and low numbers within the ranges calculated under the different methodologies discussed on page 90. Given that your discussion in the section "Reserves for Loss and Loss adjustment Expenses" on page 43 appears to focus primarily on the worker's compensation lines, provide a sensitivity analysis for this line of business based on the significant assumptions discussed.

Loss Development, page 91

Analysis of Loss and Loss Adjustment Expense Reserve Development, page 92

7.   Please refer to your response to our prior comment number 11. We recognize that the "Net cumulative redundancy (deficiency)" for year prior to the most recent year will not agree with the table on page 91. However, just as the difference between the "One year later" amount and the "Reserve for loss and loss adjustment expense, net of reinsurance recoverables" amount for 2004 is the amount disclosed for 2005 in the table on page 91, generally the difference between the "One year later" amount and the "Reserve for loss and loss adjustment expense, net of reinsurance recoverables" for 2003 will equal the amount disclosed on page 91 for 2004. This is typically due to the fact that the "Net reserve estimated as of" for all but the current period new estimations will not change. Please explain why that does not appear to be the case for your disclosure.

Consolidated Financial Statements – December 31, 2005

Notes to the Consolidated Financial Statements, page F-8

2. Significant Accounting Policies, page F-8

(m) Earnings Per Share, page F-13

8.   Please refer to your response to our prior comment number 16. Please clarify for
        us and in your document whether your intention for this disclosure is to provide
        what basic EPS would have been had all of the shares been converted at the
        beginning of the periods presented or if it is to present what diluted EPS would
        have been had the preferred shares had a conversion feature for all periods
        presented.

4. Intangible Assets, page F-20

9.   Please refer to your response to parts (a) through (c) our prior comment number
        18. We are still unable to concur with your assertion that the useful life of the
        renewal rights described in these transactions is forty years. Please provide to us
        a more detailed analysis that supports this useful life including the specific
        characteristics that drive the usefulness of these assets.

                                    *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Henry I. Rothman, Esq.
        Troutman Sanders LLP
        The Chrysler Building
        405 Lexington Avenue
        New York, NY 10174